Exhibit 1

Safe Bulkers, Inc. Reports Second Quarter and First Six Months 2013 Results and Declares Quarterly Dividend on Common Stock

Athens, Greece – August 21, 2013 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and six- months period ended June 30, 2013. The Company’s Board of Directors also declared a quarterly dividend of $0.05 per share of common stock for the second quarter of 2013.

Summary of Second Quarter 2013 Results

•

Net revenue for the second quarter of 2013 decreased by 12% to $41.4 million from $47.0 million during the same period in 2012.

•

Net income for the second quarter of 2013 increased by 14% to $24.6 million from $21.5 million, during the same period in 2012. Adjusted net income1 for the second quarter of 2013 decreased by 36% to $15.1 million from $23.7 million, during the same period in 2012.

•

EBITDA2 for the second quarter of 2013 increased by 14% to $36.1 million from $31.6 million during the same period in 2012. Adjusted EBITDA1 for the second quarter of 2013 decreased by 21% to $26.6 million from $33.7 million during the same period in 2012.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the second quarter of 2013 of $0.32 and $0.19 respectively, calculated on a weighted average number of shares of 76,679,328, compared to $0.28 and $0.31 in the second quarter 2012, calculated on a weighted average number of shares of 76,653,848.

•

The Company’s Board of Directors declared a dividend of $0.05 per share of common stock for the second quarter of 2013.

_________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before early redelivery income, gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA represents net income plus interest expense, income tax expense, depreciation and amortization. See Table 1.

Summary of Six Months Ended June 30, 2013 Results

•

Net revenue for the first six months of 2013 decreased by 6% to $85.7 million from $91.1 million during the same period in 2012.

•

Net income for the first six months of 2013 decreased by 6% to $40.6 million from $43.2 million. Adjusted net income for the first six months of 2013 decreased by 33% to $31.0 million from $46.5 million, during the same period in 2012.

•

EBITDA for the first six months of 2013 increased by 2% to $63.6 million from $62.3 million during the same period in 2012. Adjusted EBITDA for the first six months of 2013 decreased by 18% to $54.0 million from $65.6 million during the same period in 2012.

•

EPS and Adjusted EPS for the first six months of 2013 of $0.53 and 0.40, respectively, calculated on a weighted average number of shares of 76,676,422, compared to $0.58 and $0.63 for the same period in 2012, calculated on a weighted average number of shares of 74,261,399.

Public Offering and Concurrent Private Placement of Series B Preferred Shares

In June 2013, the Company completed a public offering of 800,000 shares of its 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”), and a concurrent private placement of 800,000 Series B Preferred Shares to Chalkoessa Maritime Inc., an entity associated with its chief executive officer, Polys Hajioannou, at a price of $25.00 per share.

The aggregate gross proceeds from the public offering and the private placement, before the underwriting discounts and other offering expenses, were $40,000,000. The Series B Preferred Shares are traded on the New York Stock Exchange under the ticker symbol SB.PR.B.

On July 30, 2013, the Company paid the first cash dividend on its Series B Preferred Shares.

Fleet and Employment Profile

In April and May 2013, the Company took early redelivery of the Sophia, Vassos and Katerina, respectively, ahead of their contracted earliest redelivery dates of September 19, 2013, October 2, 2013, and January 1, 2014, respectively. In connection with these early redeliveries, the Company recognized early redelivery income of $7.1 million, net of commissions, consisting of cash compensation paid by the relevant charterers of $7.7 million, less accrued revenue of $0.6 million. The Company has employed Sophia and Vassos with new charterers in the spot market and Katerina with a new charterer on a period time charter.

In April 2013, the Company entered into two shipbuilding contracts with a Japanese shipyard for the construction of two eco-design, 77,000 dwt, Panamax class vessels. The first vessel is scheduled for delivery during the second half of 2014, and the second vessel is scheduled for delivery during the first half of 2015. Each has a purchase price of $28.0 million.

In June 2013, the Company entered into a Memorandum of Agreement for the acquisition of the Xenia, a 2006-built, Japanese second-hand, post-Panamax class vessel of 87,000 dwt, for a purchase price of $19.5 million. Xenia was delivered to the Company in July 2013.

In July 2013, the Company took delivery of the Zoe, (Hull No. 814), a 75,000 dwt, Japanese, newbuild, Panamax class vessel, for a purchase price of $29.5 million.

As of August 19, 2013, the Company’s operational fleet was comprised of 28 drybulk vessels with an average age of 5.2 years and an aggregate carrying capacity of 2.5 million dwt. The fleet consists of eight Panamax class vessels, seven Kamsarmax class vessels, eleven post-Panamax class vessels and two Capesize class vessels, all built 2003 onwards.

As of August 19, 2013, the Company had contracted to acquire seven additional drybulk newbuild vessels, with deliveries scheduled at various dates through 2015. The orderbook consists of four Panamax class vessels, two Post-Panamax class vessels and one Capesize class vessel.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of August 19, 2013:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	10,500	Aug 2013 - Oct 2013
Koulitsa	76,900	2003	Japan	10,500	Jun 2013- Sep 2013
Paraskevi	74,300	2003	Japan	8,500	Aug 2013 - Mar 2014
Vassos	76,000	2004	Japan	10,000	Aug 2013 - Sep 2013
Katerina	76,000	2004	Japan	9,500	May 2013 - Oct 2013
Maritsa	76,000	2005	Japan	27,649 (4)	Mar 2013 - Jan 2015
Efrossini	75,000	2012	Japan	10,500	Aug 2013 - Oct 2013
Zoe	75,000	2013	Japan
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI + 9.5%(5)	Jul 2013 - Jan 2015
Pedhoulas Trader	82,300	2006	Japan	BPI + 6.5% (6)	Aug 2013 - Jul 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 - May 2014
Pedhoulas Commander	83,700	2008	Japan	8,700	Jul 2013 - Aug 2013
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012 - Nov 2013
Pedhoulas Fighter	81,600	2012	China	6,000	Aug 2013 - Sep 2013
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 - Sep 2013
Post-Panamax

Stalo	87,000	2006	Japan	34,160	Mar 2010 - Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 - Dec 2013
Xenia	87,000	2006	Japan	8,500	Aug 2013 - Sep 2013
Sophia	87,000	2007	Japan	9,500	May 2013- Sep 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 - Mar 2015
Martine	87,000	2009	Japan	12,000	Jul 2013- Sep 2013
Andreas K	92,000	2009	South Korea	10,000	Dec 2012 - Feb 2014
Panayiota K	92,000	2010	South Korea	19,750	Aug 2013 – Sep 2013
Venus Heritage	95,800	2010	Japan	10,000	Jul 2013- Sep 2013
Venus History	95,800	2011	Japan	16,750	Jul 2013- Sep 2013
Venus Horizon	95,800	2012	Japan	10,500	Jul 2013- Sep 2013
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Subtotal	2,528,100

NEW BUILDS
Panamax
Hull No. 1659	76,600	1H 2014	Japan
Hull No. 1660	76,600	1H 2014	Japan
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Post-Panamax
Hull No. 1685(8)	84,000	2H 2015	Japan
Hull No. 1686 (8)	84,000	2H 2015	Japan
Capesize
Hull No. 8126	181,000	1H 2014	Japan	24,376 (7)	Jan 2014 - Jan 2024
Subtotal	656,200
Total	3,184,300

(i)

For newbuilds, the dates shown reflect the expected delivery date.

(ii)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(iii)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of August 19, 2013, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(iv)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which will be amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000.

(v)

A period time charter with at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 9.5%.

(vi)

A period time charter with at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

(vii)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.  The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

(viii)

Change of Hull Number of vessels 2396 and 2397 to 1685 and 1686 respectively.

 The contracted employment of fleet ownership days is:

2013 (remaining) ……………….....54%

2013 (full year) ……………………82%

2014 …..…………………………...28%

                                      2015

…..…………………………..12%

Capital Expenditure Requirements and Liquidity

As of June 30, 2013, the remaining capital expenditure requirements to shipyards or sellers, net of commissions for the delivery of the seven newbuilds amounted to $232.2 million, of which $57.0 million is scheduled to be paid in 2013, $104.5 million is scheduled to be paid in 2014 and $70.7 million is scheduled to be paid in 2015.

As of June 30, 2013, the Company had liquidity of $175.5 million consisting of $56.8 million in cash and short-term time deposits, $9.0 million in short-term restricted cash, $3.9 million in long-term restricted cash, $65.8 million available under existing revolving credit facilities and $40.0 million undrawn availability against the Company’s $50.0 million floating rate note.

Additionally, the Company continues to utilize the cash flows from operations generated by its contracted period time charters and the Company is able to borrow additional amounts secured by the Company’s newbuild vessels, on which additional financing may be contracted, upon their delivery of such vessels to the Company as and if required.

Dividend Declaration on the Common Stock

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.05 per share payable on or about September 13, 2013 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on September 3, 2013.

The Company has 76,682,148 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our twenty-first consecutive quarterly dividend since our IPO maintaining our policy to distribute a portion of our free cash flows to reward our common shareholders. We have strengthened our equity base by issuing an additional class of shares. The net proceeds of about $39 million strengthen our balance sheet and provide flexibility for further expansion during the low part of the shipping cycle as already demonstrated by our recent post-Panamax acquisition. These moves are designed to better position our Company to take advantage of the next shipping upturn and to create value for our common shareholders.”

Conference Call

On Thursday, August 22, 2013 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until September 5, 2013 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2013 Results

Net income increased by 14% to $24.6 million for the second quarter of 2013 from $21.5 million for the second quarter of 2012, mainly due to the following factors:

Net revenues: Net revenues decreased by 12% to $41.4 million for the second quarter of 2013, compared to $47.0 million for the same period in 2012, mainly due to weak charter market conditions. The Company operated 26.00 vessels on average during the second quarter of 2013, earning a TCE3 rate of $ 17,116, compared to 20.35 vessels and a TCE rate of $24,168 during the same period in 2012.

Vessel operating expenses: Vessel operating expenses increased by 24% to $10.4 million for the second quarter of 2013, compared to $8.4 million for the same period in 2012. The increase in operating expenses is mainly attributable to an increase in ownership days by 28% to 2,366 days for the second quarter of 2013 from 1,852 days for the same period in 2012.

Depreciation: Depreciation increased to $9.2 million for the second quarter of 2013, compared to $7.9 million for the same period in 2012, as a result of the increase in the average number of vessels operated by the Company during the second quarter of 2013.

Early redelivery income: During the second quarter of 2013, we recorded $7.1 million of early redelivery income, versus zero, for the same period in 2012. Early redelivery income recorded in the second quarter of 2013 was related to early termination agreements for the period time charters of our vessels Sophia, Vassos and Katerina.

Interest expense: Interest expense increased by 10% to $2.3 million in the second quarter of 2013 from $2.1 million for the same period in 2012 as a result of the increase in the average amount of long-term debt of the Company outstanding during the second quarter of 2013.

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3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

Gain/(Loss) on derivatives: Gain on derivatives was $2.5 million in the second quarter of 2013, compared to a loss of $2.1 million for the same period in 2012, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that are employed to manage the risk relating to interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 3.2 years as of June 30, 2013.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Daily vessel operating expenses4: Daily vessel operating expenses decreased by 2% to $4,414 for the second quarter of 2013, compared to $4,526 for the same period in 2012. The decrease is mainly attributable to the decrease in lubricant and store expenses in the second quarter of 2013 compared to the same period in 2012.

Daily general and administrative expenses4: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager and daily costs payable to third parties in relation to our operation as a public company, decreased by 7% to $1,234 for the second quarter of 2013, compared to $1,333 for the same period in 2012. The decrease is mainly attributable to the higher number of ownership days during the second quarter of 2013, compared to the second quarter of 2012.

_________________

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2012	2013	2012	2013
REVENUES:
Revenues	47,875	42,429	92,679	87,600
Commissions	(860)	(986)	(1,591)	(1,932)
Net revenues	47,015	41,443	91,088	85,668
EXPENSES:
Voyage expenses	(2,255)	(1,255)	(3,566)	(5,290)
Vessel operating expenses	(8,383)	(10,443)	(16,480)	(20,357)
Depreciation	(7,898)	(9,153)	(15,219)	(17,989)
General and administrative expenses	(2,469)	(2,919)	(4,802)	(5,560)
Early redelivery income	-	7,050	-	7,050
Operating income	26,010	24,723	51,021	43,522

OTHER (EXPENSE) / INCOME:
Interest expense	(2,071)	(2,297)	(3,896)	(4,872)
Other finance costs	(219)	(233)	(610)	(449)
Interest income	272	243	553	514
(Loss)/Gain on derivatives	(2,127)	2,473	(3,368)	2,536
Foreign currency gain/(loss)	10	(10)	-	26
Amortization and write-off of deferred finance charges	(332)	(325)	(544)	(634)
Net income	21,543	24,574	43,156	40,643
Less Preferred dividend	-	151	-	151
Net income available to common shareholders	21,543	24,423	43,156	40,492
Earnings per share	0.28	0.32	0.58	0.53
Weighted average number of shares	76,653,848	76,679,328	74,261,399	76,676,422

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2012	June 30, 2013
ASSETS
Cash, time deposits and restricted cash	125,524	65,792
Other current assets	46,305	52,106
Vessels, net	810,001	825,272
Advances for vessel acquisition and vessels under construction	39,902	56,446
Restricted cash non-current	3,923	3,923
Long-term investment	50,000	50,000
Other non-current assets	6,559	7,007
Total assets	1,082,214	1,060,546

LIABILITIES AND EQUITY
Current portion of long-term debt	19,199	15,069
Other current liabilities	28,294	26,988
Long-term debt, net of current portion	596,468	510,527
Other non-current liabilities	12,397	10,042
Shareholders’ equity	425,856	497,920
Total liabilities and equity	1,082,214	1,060,546

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2012	2013	2012	2013
Net Income - Adjusted Net Income
Net Income	21,543	24,574	43,156	40,643
Less Early redelivery income	-	(7,050)	-	(7,050)
Plus Loss/(gain) on derivatives	2,127	(2,473)	3,368	(2,536)
Plus Foreign currency loss/(gain)	(10)	10	-	(26)
Adjusted Net Income	23,660	15,061	46,524	31,031

EBITDA - Adjusted EBITDA
Net Income	21,543	24,574	43,156	40,643
Plus Net interest expense	1,799	2,054	3,343	4,358
Plus Depreciation	7,898	9,153	15,219	17,989
Plus Amortization	332	325	544	634
EBITDA	31,572	36,106	62,262	63,624
Less Early redelivery income	-	(7,050)	-	(7,050)
Plus (Gain)/loss on derivatives	2,127	(2,473)	3,368	(2,536)
Plus Foreign currency (gain)/Loss	(10)	10	-	(26)
ADJUSTED EBITDA	33,689	26,593	65,630	54,012

EPS – Adjusted EPS
Net Income	21,543	24,574	43,156	40,643
Less Preferred dividend	-	151	-	151
Net Income available to common shareholders	21,543	24,423	43,156	40,492
Weighted average number of shares	76,653,848	76,679,328	74,261,399	76,676,422
EPS	0.28	0.32	0.58	0.53
Adjusted Net Income	23,660	15,061	46,524	31,031
Less Preferred dividend	-	151	-	151
Adjusted Net Income available to common shareholders	23,660	14,910	46,524	30,880
Adjusted EPS	0.31	0.19	0.63	0.40

Adjusted Net Income represents net income before gain/(loss) on derivatives and foreign currency.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on derivatives and foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects of early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2012	2013	2012	2013

FLEET DATA
Number of vessels at period’s end	21	26	21	26
Average age of fleet (in years)	4.14	5.21	4.14	5.21
Ownership days (1)	1,852	2,366	3,570	4,613
Available days (2)	1,852	2,348	3,570	4,567
Operating days (3)	1,825	2,344	3,541	4,558
Fleet utilization (4)	98.5%	99.1%	99.2%	98.8%
Average number of vessels in the period (5)	20.35	26.00	19.62	25.49

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$ 24,168	$ 17,116	$ 24,516	$ 17,600
Daily vessel operating expenses (7)	$ 4,526	$ 4,414	$ 4,616	$ 4,413
Daily general and administrative expenses (8)	$1,333	$1,234	$1,345	$1,205

_____________

1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs payable to third parties in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock and series B preferred stock are listed on the NYSE, where they trade under the symbols “SB” and “SB.PR.B”, respectively. The Company’s current fleet consists of 28 drybulk vessels, all built 2003 onwards, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various dates through 2015.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com